UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

July 11, 2025

COLUMBIA BANKING SYSTEM, INC.

(Exact name of registrant as specified in its charter)

Washington	000-20288	91-1422237
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1301 A Street
Tacoma, WA 98402-2156
(Address of principal executive offices and zip code)

(253) 305-1900

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, No Par Value	COLB	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously announced, on April 23, 2025, Columbia Banking System, Inc. (“Columbia”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pacific Premier Bancorp, Inc. (“Pacific Premier”) and Balboa Merger Sub, Inc. (“Merger Sub”), pursuant to which (i) Merger Sub will merge with and into Pacific Premier (the “Merger”), with Pacific Premier surviving the Merger (the “Surviving Corporation”), (ii) immediately following the Merger, the Surviving Corporation will be merged with and into Columbia (the “Second Step Merger”), with Columbia continuing as the surviving entity in the Second Step Merger and (iii) promptly following the Second Step Merger, Pacific Premier Bank, National Association, a national banking association, will merge with and into Umpqua Bank (“Umpqua Bank”), an Oregon state-chartered commercial bank, with Umpqua Bank continuing as the surviving bank (collectively, the “Proposed Transaction”).

This Current Report on Form 8-K (this “Form 8-K”) is being filed to supplement the Joint Proxy Statement/Prospectus (the “Joint Proxy Statement/Prospectus”) (1) included in Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-287607 (the “Registration Statement”), filed by Columbia with the U.S. Securities and Exchange Commission (the “SEC”) on June 13, 2025 and declared effective by the SEC on June 16, 2025, (2) filed by Columbia with the SEC as a prospectus on June 16, 2025, (3) filed by Pacific Premier with the SEC as a definitive proxy statement on Schedule 14A on June 16, 2025 and (4) mailed by Columbia and Pacific Premier to their shareholders and stockholders, respectively, commencing on or about June 17, 2025. As of July 11, 2025, (i) one purported holder of Columbia common stock has filed a complaint relating to the Proposed Transaction in the Superior Court of Washington, County of Pierce: Siegel vs. Columbia Banking System, Inc. et al. No. 25-2-09604-7 (filed June 24, 2025) (“Siegel”) and (ii) two purported holders of Pacific Premier common stock have filed complaints relating to the Proposed Transaction in the Supreme Court of the State of New York, County of New York: Clark v. Pacific Premier Bancorp, Inc. et al. No. 653808/2025 (filed June 24, 2025) (“Clark”) and Parshall v. Pacific Premier Bancorp, Inc. et al. No. 653824/2025 (filed June 25, 2025) (“Parshall”). The Siegel complaint names Columbia and its directors as defendants and alleges state law claims of breach of fiduciary duty to disclose material facts in the Joint Proxy Statement/Prospectus and negligent misrepresentation and concealment. Both the Clark and Parshall complaints name Pacific Premier and its directors as defendants and allege state law claims of negligent representation and concealment with respect to allegedly materially incomplete and misleading claims in the Joint Proxy Statement/Prospectus. In addition, each of Columbia and Pacific Premier have received demand letters from purported shareholders of Columbia and stockholders of Pacific Premier, as applicable (collectively, the “Demand Letters”), generally alleging that the Joint Proxy Statement/Prospectus contains material omissions in violation of Section 14(a) and Section 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14a-9 promulgated thereunder. The Siegel, Clark, and Parshall complaints generally seek (i) injunctive relief enjoining the defendants from proceeding with, or closing, (a) the Proposed Transaction or (b) Columbia’s shareholder vote on the issuance of shares of its common stock in connection with the Proposed Transaction (the “Share Issuance”) until the allegedly omitted information is disclosed, (ii) rescinding the Proposed Transaction and the Share Issuance if consummated, or awarding rescissory, actual and punitive damages, (iii) directing the Columbia board of directors and the Pacific Premier board of directors to file a corrected Joint Proxy Statement/Prospectus, and (iv) awarding plaintiffs’ costs, including attorneys’ fees. In addition, the Demand Letters generally demanded supplemental disclosures to remedy alleged deficiencies in the Joint Proxy Statement/Prospectus. Columbia and Pacific Premier may be named in additional similar complaints. If additional complaints are filed against Columbia or Pacific Premier in connection with the Proposed Transaction, absent new or different allegations that are material, Columbia and Pacific Premier will not necessarily announce such additional filings. Columbia and Pacific Premier believe that the claims asserted in the Siegel, Clark, and Parshall complaints, along with those asserted in the Demand Letters, are without merit and specifically deny that any supplemental disclosure was or is required under applicable law. However, in order to moot certain of the plaintiffs’ disclosure claims in the Siegel, Clark, and Parshall complaints and in the Demand Letters, to avoid nuisance, potential expense and delay, and to provide additional information to shareholders of Columbia and stockholders of Pacific Premier, and without admitting any liability or wrongdoing, Columbia and Pacific Premier have determined to voluntarily supplement the Joint Proxy Statement/Prospectus with certain disclosures set forth herein. Columbia, Pacific Premier and the other named defendants deny that they have violated any laws or breached any duties to Columbia’s shareholders or Pacific Premier’s stockholders, as applicable. Nothing in this Form 8-K shall be deemed to be an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. The information contained in this Form 8-K is incorporated by reference into the Joint Proxy Statement/Prospectus.

SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS

The information set forth below supplements the Joint Proxy Statement/Prospectus and should be read in conjunction with the Joint Proxy Statement/Prospectus, which should be read in its entirety. To the extent that information herein differs from or updates information contained in the Joint Proxy Statement/Prospectus, the information contained herein supersedes the information contained in the Joint Proxy Statement/Prospectus. All page references below are to pages in the Joint Proxy Statement/Prospectus, and terms used below shall have the meanings set forth in the Joint Proxy Statement/Prospectus (unless otherwise defined below).

The last paragraph on page 57 of the Joint Proxy Statement/Prospectus under the Section “The Mergers — Background of the Mergers” is hereby amended and restated as follows (supplemental disclosure is underlined):

On February 19, 2025, the Columbia board of directors held a special meeting at which members of Columbia management and representatives of PSC were present. At the meeting, Mr. Stein informed the Columbia board of directors about his January 30, 2025 and February 11, 2025 conversations with Mr. Gardner. Mr. Stein also noted that, the day prior, the Pacific Premier board of directors had expressed its support for continuing the dialogue exploring the potential transaction. Mr. Stein led the Columbia board of directors in a conversation analyzing the merits of the potential transaction. The Columbia board of directors discussed the benefits and risks associated with the potential transaction, including, other strategic alternatives, the status of the Umpqua merger integration, the extent to which the potential transaction would fit with Columbia’s strategic plan, the combined company’s loan portfolio, the complementary nature of each company’s deposit bases, Columbia’s prior success with acquisitions, and the potential stock market reaction to the potential transaction. In addition, the Columbia board of directors considered the combined company’s potential pro forma loans and deposit base and Columbia’s prior success with mergers and acquisitions. Following this discussion, the Columbia board of directors unanimously expressed its support for continuing to explore the potential transaction with Pacific Premier.

The fourth full paragraph on page 58 of the Joint Proxy Statement/Prospectus under the Section “The Mergers — Background of the Mergers” is hereby amended and restated as follows:

Also on March 10, 2025, the Columbia board of directors held a special meeting at which members of Columbia management and representatives of PSC were present. At the meeting, representatives of PSC discussed Pacific Premier’s financial position and trends, corporate background and provided a preliminary assessment of the potential transaction, including strategic fit, size, financial impact, timing, areas of risk and potential risk mitigation. The discussion continued and included valuation considerations, such as Pacific Premier’s capital, loan portfolio composition and credit quality, as well as potential cost savings and the potential pro forma ownership split in the combined company following the potential transaction. The Columbia board of directors also discussed the expected impact of the potential transaction on the earnings, growth and the balance sheet mix of the combined company and the expected timeframe to complete integration of the combined company.

The last full paragraph on page 58 of the Joint Proxy Statement/Prospectus under the Section “The Mergers — Background of the Mergers” is hereby amended and restated as follows (supplemental disclosure is underlined):

On March 19, 2025, the Columbia board of directors held a special meeting at which members of Columbia management and representatives of PSC and Sullivan & Cromwell LLP (“Sullivan & Cromwell”), Columbia’s legal advisor, were present. At the meeting, members of Columbia management discussed with the Columbia board of directors the strategic elements of the transaction, including the ability to significantly accelerate Columbia’s strategic goal of expanding its Southern California presence, the complementary nature of Pacific Premier’s commercial banking strategy and the opportunity for consumer banking growth. Columbia management provided an update on the status of its due diligence of Pacific Premier. Columbia management also discussed the timelines for realizing synergies, systems conversion and integration as well as the compatibility of Pacific Premier’s corporate governance practices, including its board culture, compensation practices and philosophy. Columbia management noted the expected efficiency of expanding into Pacific Premier’s footprint through the potential transaction as compared to organic growth and discussed the appeal of Pacific Premier’s commercial banking franchise as well as its HOA banking business, custodial trust operations, escrow and 1031 exchange business, and its API banking platform. The Columbia board of directors and Columbia management further discussed Pacific Premier’s historical and projected growth trends, financial metrics and overall performance, as well as the opportunities and risks associated with the potential transaction, including impacts on capital levels, loan and deposit compositions, credit profile and profitability, among other factors. At the meeting, the representative of Sullivan & Cromwell advised the Columbia board of directors of their fiduciary duties in reviewing the potential transaction. At the conclusion of the meeting, Mr. Stein stated that based on the status of due diligence, it was Columbia management’s recommendation to move forward with the negotiations toward the potential transaction, with the Columbia board of directors to subsequently approve any proposed final terms of the potential transaction. The Columbia board of directors approved Columbia management moving forward with the potential transaction with Pacific Premier.

The first full paragraph on page 61 of the Joint Proxy Statement/Prospectus under the Section “The Mergers — Background of the Mergers” is hereby amended and restated as follows (supplemental disclosure is underlined):

Representatives of KBW also updated the Pacific Premier board of directors with respect to discussions the KBW representatives had held in accordance with the Pacific Premier board of directors’ directives with three out of the four other selected potential strategic partners (other than Columbia) that had been identified at the February 18, 2025 meeting of the Pacific Premier board of directors. The KBW representatives reported that three of the other four selected potential strategic partners were contacted following the February 18, 2025 meeting, and while each of those three potential strategic partners acknowledged the quality of Pacific Premier’s franchise, they each provided reasons for why they were not in a position to pursue a potential strategic transaction at this time: Potential Strategic Partner A cited an uncertain economic environment and an uncertain regulatory environment for larger bank strategic transactions; Potential Strategic Partner B cited the timing and status of integration efforts related to a recent acquisition; and Potential Strategic Partner C indicated that it would not entertain an all-stock transaction given the then-current valuation of its stock as a result of prevailing market volatility. One of the other selected potential strategic partners was not contacted because it appeared that it was no longer a viable potential strategic partner. During this process, no potential strategic partner other than Columbia entered into a confidentiality agreement with Pacific Premier. The Pacific Premier board of directors considered these responses as the board continued to weigh the strategic and financial attributes of what appeared to be an actionable potential strategic transaction with Columbia, on the one hand, and the prospects of Pacific Premier continuing on a stand-alone basis and exploring a potential strategic transaction in the future, once market volatility subsided and the economic and regulatory outlook became clearer. Following these discussions, the Pacific Premier board of directors directed Pacific Premier management and Pacific Premier’s advisors to continue negotiations with Columbia regarding the terms of the transaction (including the exchange ratio and pro forma ownership split), and the transaction documentation, while at the same time continuing to analyze Pacific Premier’s prospects on a stand-alone basis.

The second full paragraph on page 62 of the Joint Proxy Statement/Prospectus under the Section “The Mergers — Background of the Mergers” is hereby amended and restated as follows (supplemental disclosure is underlined):

On April 22, 2025, as part of its regularly scheduled quarterly meetings, the Columbia board of directors held an information session with Columbia management and representatives of PSC and Sullivan & Cromwell in attendance. At the meeting, representatives of PSC provided an overview of various aspects of the potential transaction from a financial perspective based on the exchange ratio that had been preliminarily agreed with Pacific Premier, including the anticipated impact of the potential transaction on certain key metrics, including earnings per share, tangible book value per share, and the related earn-back periods, as well as the pro forma capital levels of Columbia following the potential transaction. Columbia management reviewed key model assumptions, including purchase accounting marks, interest rate risk and expected capital ratios for the combined company. Columbia management also reviewed the projected pro forma closing balance sheet and income statement. Representatives of Sullivan & Cromwell then provided an overview of the current drafts of the transaction documents including the merger agreement and outlined various matters related to the legal and regulatory process. There was then a further discussion of the strategic and financial rationale for the proposed transaction, including, among other considerations discussed above, Pacific Premier Bank’s branch density and the number of businesses located within its footprint. The Columbia board of directors remained supportive of moving forward with the potential transaction.

The disclosure under the heading “The Mergers — Opinion of Columbia’s Financial Advisor — Comparable Company Analyses” is hereby amended by deleting the table of company names at the bottom of page 74 (the Columbia Peer Group) of the Joint Proxy Statement/Prospectus and replacing it with the following:

Financials as of December 31, 2024	Balance Sheet					Capital Position						LTM Profitability				Valuation as of April 22, 2025
	Assets ($M)	Loans / Deps. (%)		NPAs / Assets (%)		TCE / TA (%)	Lev. Ratio (%)	Total RBC Ratio (%)		CRE / Total RBC¹ (%)		Core ROAA² (%)	Core ROA- TCE² (%)	NIM (%)	Effic. Ratio (%)	Price /				Div. Yield (%)	Mkt. Cap ($M)
Company																TBV (%)	Core LTM EPS² (x)	2025E EPS (x)	2026E EPS (x)
Zions Bancorporation, National Association³	87,992	79.2		0.35		5.94	8.40	13.30		163		0.87	15.5	3.04	64.3	123	8.7	8.2	7.7	3.9	6,365
Western Alliance Bancorporation³	83,043	79.0		0.60		7.25	8.60	14.50		219		0.94	13.3	3.54	63.8	121	9.4	7.5	6.3	2.3	7,126
First Horizon Corporation³	81,491	96.9		1.12	[4]	8.37	10.49	13.68		174		1.12	13.1	3.35	59.5	130	10.6	10.1	9.1	3.6	8,660
Webster Financial Corporation	79,025	81.1		0.58		7.45	8.70	14.24		262		1.21	16.7	3.42	46.1	140	8.7	7.9	7.1	3.6	7,909
Comerica Incorporated³	77,622	81.2		0.39		7.82	11.36	14.39		124		0.94	13.0	3.09	69.2	112	9.5	10.1	9.0	5.6	6,749
East West Bancorp, Inc.³	76,165	86.0		0.24		9.86	10.46	15.63		230		1.58	16.5	3.27	36.3	146	9.5	9.2	8.4	3.1	10,966
Popular, Inc.	73,045	57.2		0.56		6.62	8.66	17.83		79		0.83	9.8	3.49	61.1	131	10.5	9.0	7.7	3.3	6,204
Wintrust Financial Corporation³	65,870	90.9		0.26		8.12	9.60	12.50		227	[5]	1.16	14.2	3.52	56.5	135	10.3	10.1	9.6	2.0	7,138
Valley National Bancorp	62,492	97.5		0.60		8.43	9.16	13.87		372		0.65	8.3	2.85	57.6	92	11.4	8.9	7.2	5.4	4,693
Synovus Financial Corp.³	60,339	83.9		0.63	[4]	7.26	9.56	13.65		249		1.29	17.3	3.23	53.4	133	8.3	8.2	7.7	3.9	5,786
Pinnacle Financial Partners, Inc.³	54,255	81.2		0.32		8.51	9.50	13.00		235		1.14	13.2	3.19	54.7	169	13.4	12.5	11.1	1.0	7,435
Old National Bancorp³	53,878	88.7		0.88		7.76	9.44	13.68		250		1.16	16.3	3.31	52.6	159	10.5	9.5	7.6	2.9	6,364
Cullen/Frost Bankers, Inc.	52,520	48.6		0.18		5.89	8.63	15.53		129		1.20	19.8	3.65	60.0	238	12.5	12.6	12.6	3.4	7,288
BOK Financial Corporation³	50,472	61.9		0.16		9.48	10.02	14.54		141		1.04	12.2	2.70	65.9	121	10.7	10.7	9.6	2.5	5,664
UMB Financial Corporation	50,410	59.4		0.09		6.37	8.50	13.21		195		1.04	14.6	2.51	61.0	144	10.3	10.0	8.5	1.8	6,838
F.N.B. Corporation³	49,020	91.9		0.33		8.37	8.72	12.35	[4]	194		1.10	14.1	3.05	56.2	119	9.1	9.2	7.8	3.9	4,643
Cadence Bank³	47,743	84.4		0.34		8.87	10.60	14.10		191		1.15	13.6	3.35	56.7	125	9.7	9.9	8.9	4.0	5,135
SouthState Corporation	46,381	89.1		0.45		8.79	10.04	14.96		220		1.25	15.5	3.43	55.6	170	11.7	11.2	9.3	2.6	8,820
Associated Banc-Corp	43,023	85.9		0.34		7.82	8.73	12.61		212		0.87	11.8	2.78	59.6	106	9.2	8.5	7.8	4.6	3,410
Prosperity Bancshares, Inc.	39,567	78.0		0.20		10.75	10.82	17.67		161		1.24	13.0	2.93	46.2	165	13.0	11.6	10.4	3.5	6,398
Bank OZK³	39,165	96.5	[4]	0.53	[4]	12.55	13.85	14.42		344		1.90	15.2	4.45	33.8	97	6.8	6.8	6.3	4.3	4,706
BankUnited, Inc.	35,242	87.2		0.63		7.78	8.48	14.09		170		0.67	8.8	2.73	62.0	87	10.2	9.8	8.9	4.0	2,382

1)	Reflects bank-level financials as of December 31, 2024
2)

Core calculated as earnings before extraordinary items less income attributable to noncontrolling interest, gain on sale of securities, amortization of intangibles, goodwill or other non-recurring items, as defined by S&P Capital IQ Pro

3)	Financials as of March 31, 2025
4)	Regulatory holding company financials as of December 31, 2024
5)	Represents CRE / Total RBC as of December, for Wintrust Bank, National Association, Wintrust Financial Corporation’s largest bank subsidiary

The disclosure under the heading “The Mergers — Opinion of Columbia’s Financial Advisor — Comparable Company Analyses” is hereby amended by deleting the table of company names at the top of page 76 (the Pacific Premier Peer Group) of the Joint Proxy Statement/Prospectus and replacing it with the following:

Financials as of December 31, 2024	Balance Sheet			Capital Position						LTM Profitability				Valuation as of April 22, 2025
	Assets ($M)	Loans / Deps. (%)	NPAs / Assets (%)	TCE / TA (%)	Lev. Ratio (%)		Total RBC Ratio (%)		CRE / Total RBC¹ (%)	Core ROAA² (%)	Core ROA- TCE² (%)	NIM (%)	Effic. Ratio (%)	Price /				Div. Yield (%)	Mkt. Cap ($M)
Company														TBV (%)	Core LTM EPS² (x)	2025E EPS (x)	2026E EPS (x)
Banc of California, Inc.	33,543	87.5	0.59	7.99	10.15		17.05		288	0.53	5.8	2.85	72.6	85	15.1	11.0	8.2	3.1	2,256
First Interstate BancSystem, Inc.	29,137	77.5	0.49	7.55	8.71		14.38		276	0.79	11.5	3.04	61.2	133	11.6	11.0	10.0	7.2	2,768
Glacier Bancorp, Inc.	27,903	84.0	0.07	7.92	8.93		14.49		261	0.73	9.8	2.77	66.0	217	22.5	17.9	13.4	3.4	4,606
WaFd, Inc.³	27,645	98.6	0.26	8.40	9.16	[4]	14.43	[4]	361	0.86	10.1	2.53	57.0	100	10.2	10.2	—	3.9	2,297
Bank of Hawaii Corporation³	23,885	67.2	0.07	5.61	8.36		14.97		193	0.70	11.5	2.21	65.3	199	18.0	15.1	13.1	4.3	2,658
First Hawaiian, Inc.	23,828	70.9	0.09	7.10	9.14		13.99		194	1.06	16.3	2.95	59.2	182	11.8	11.8	11.1	4.6	2,939
Axos Financial, Inc.	23,709	99.1	1.06	10.12	10.02		15.23		319	1.93	20.8	4.88	45.1	146	7.9	8.4	7.7	0.0	3,482
Cathay General Bancorp³	23,205	97.6	0.75	10.89	11.06		15.19		281	1.24	11.7	3.08	48.5	117	10.3	9.4	8.5	3.5	2,899
Hope Bancorp, Inc.³	17,068	92.0	0.49	10.20	11.92		15.06		277	0.58	6.0	2.54	67.7	69	11.8	11.0	7.8	5.9	1,176
Banner Corporation³	16,171	84.2	0.26	9.23	11.22		15.23		255	1.13	13.2	3.78	61.6	145	11.9	11.4	10.7	3.2	2,114
CVB Financial Corp.	15,154	71.4	0.31	9.81	11.46		17.06		236	1.29	15.2	3.09	45.1	182	12.4	13.1	12.1	4.5	2,561

1)	Reflects bank-level financials as of December 31, 2024
2)

Core calculated as earnings before extraordinary items less income attributable to noncontrolling interest, gain on sale of securities, amortization of intangibles, goodwill or other non-recurring items, as defined by S&P Capital IQ Pro

3)	Financials as of March 31, 2025
4)	Regulatory holding company financials as of December 31, 2024

The disclosure under the heading “The Mergers — Opinion of Columbia’s Financial Advisor — Analysis of Precedent Transactions” is hereby amended by deleting the table of Acquiror and Target names at the top of page 77 (the Precedent Transactions) of the Joint Proxy Statement/Prospectus and replacing it with the following:

			Transaction Information						Target Information
	Target	Annc. Date	Deal Value ($M)	Price /		Pay- To- Trade (%)	Core Dep. Prem. (%)	1-Day Mkt. Prem. (%)	Total Assets ($M)	TCE / TA (%)	LTM ROAA (%)	LTM ROAE (%)	LTM Effic. Ratio (%)	NPAs / Assets (%)
Acquiror				LTM EPS (x)	TBV (%)
Old National Bancorp	Bremer Financial Corporation	11/25/24	1,401	13.4	100	55	(0.0)	—	16,209	8.71	0.63	7.3	68.4	0.41
Atlantic Union Bankshares Corporation	Sandy Spring Bancorp, Inc.	10/21/24	1,600	18.4	128	58	3.8	7.1	14,383	8.83	0.61	5.4	67.5	0.89
SouthState Corporation	Independent Bank Group, Inc.	05/20/24	2,021	19.2	148	85	4.9	10.4	18,871	7.62	0.56	4.4	66.2	0.34
UMB Financial Corporation	Heartland Financial USA, Inc.	04/29/24	1,990	27.6	153	107	5.2	28.1	19,133	6.88	0.40	4.2	60.7	0.46
Provident Financial Services, Inc.	Lakeland Bancorp, Inc.	09/27/22	1,263	12.4	154	114	5.7	18.3	10,374	8.01	0.97	9.4	54.0	0.24

The disclosure under the heading “The Mergers — Opinion of Columbia’s Financial Advisor — Net Present Value Analyses” is hereby supplemented by adding the following to the first paragraph thereunder as a new third sentence following the number 165% at the bottom of page 77 of the Joint Proxy Statement/Prospectus:

PSC selected these price to earnings and tangible book value multiples based on PSC’s review of, among other matters, the trading multiples of selected companies that PSC deemed to be comparable to Columbia.

The disclosure under the heading “The Mergers — Opinion of Columbia’s Financial Advisor — Net Present Value Analyses” is hereby supplemented by adding the following table after the Earnings Per Share Multiples chart (Annual Estimate Variance) in the middle of page 78 of the Joint Proxy Statement/Prospectus:

The following table describes the discount rate calculation for Columbia common stock prepared by PSC. In its normal course of business, PSC employs the Kroll Cost of Capital Navigator in determining an appropriate discount rate. The discount rate for Columbia common stock equals the sum of the risk-free rate plus the product of the 2-year beta for Columbia common stock and the equity risk premium, plus the size premium.

Calculation of Columbia Discount Rate
Risk-free rate	4.94%
Equity risk premium	5.00%
Size premium	0.52%
2-year beta	112.1%

Calculated discount rate	11.07%

The disclosure under the heading “The Mergers — Opinion of Columbia’s Financial Advisor — Net Present Value Analyses” is hereby supplemented by adding the following to the paragraph at the bottom of page 78 of the Joint Proxy Statement/Prospectus as a new third sentence following the number 165%:

PSC selected these price to earnings and tangible book value multiples based on PSC’s review of, among other matters, the trading multiples of selected companies that PSC deemed to be comparable to Pacific Premier.

The disclosure under the heading “The Mergers — Opinion of Columbia’s Financial Advisor — Net Present Value Analyses” is hereby supplemented by adding the following table after the Earnings Per Share Multiples chart (Annual Estimate Variance) in the middle of page 79 of the Joint Proxy Statement/Prospectus:

The following table describes the discount rate calculation for Pacific Premier common stock prepared by PSC. In its normal course of business, PSC employs the Kroll Cost of Capital Navigator in determining an appropriate discount rate. The discount rate for Pacific Premier common stock equals the sum of the risk-free rate plus the product of the 2-year beta for Pacific Premier common stock and the equity risk premium, plus the size premium.

Calculation of Pacific Premier Discount Rate
Risk-free rate	4.94%
Equity risk premium	5.00%
Size premium	1.02%
2-year beta	112.2%

Calculated discount rate	11.57%

The disclosure under the heading “The Mergers — Opinion of Columbia’s Financial Advisor — Pro Forma Transaction Analysis” is hereby supplemented by adding the following to the first paragraph thereunder as a new third sentence at the top of page 80 of the Joint Proxy Statement/Prospectus:

For more information about certain of the assumptions provided by the senior management of Columbia for use in PSC’s pro forma analysis, see slide 18 of the Investor Presentation furnished by Columbia as an exhibit to its Current Report on Form 8-K filed with the SEC on April 23, 2025, which slide 18 is incorporated by reference herein.

The disclosure under the heading “The Mergers — Opinion of Columbia’s Financial Advisor — Pro Forma Transaction Analysis” is hereby supplemented by adding the following table directly following the first paragraph thereunder at the top of page 80 of the Joint Proxy Statement/Prospectus:

The following table describes estimated earnings per share and tangible book value accretion and dilution metrics for Columbia as indicated in the analysis:

	Closing 12/31/2025	2026E	2027E	2028E
EPS Accretion/(Dilution)		13.5%	14.7%	13.5%
TBV Accretion / (Dilution)	(7.6%)	(4.5%)	(2.1%)	(0.0%)

The disclosure on page 89 of the Joint Proxy Statement/Prospectus under the section “The Mergers — Opinion of Pacific Premier’s Financial Advisor” is hereby supplemented by amending and restating the table of selected transactions as follows:

Acquiror	Acquired Company	Announcement Date
Berkshire Hills Bancorp, Inc.	Brookline Bancorp, Inc.	12/16/2024
Old National Bancorp	Bremer Financial Corporation	11/25/2024
Atlantic Union Bankshares Corporation	Sandy Spring Bancorp, Inc.	10/21/2024
Renasant Corporation	The First Bancshares, Inc.	7/29/2024
SouthState Corporation	Independent Bank Group, Inc.	5/20/2024
UMB Financial Corporation	Heartland Financial USA, Inc.	4/29/2024
Provident Financial Services, Inc.	Lakeland Bancorp, Inc.	9/27/2022
Raymond James Financial, Inc.	TriState Capital Holdings, Inc.	10/20/2021
Valley National Bancorp	Bank Leumi Le-Israel Corporation	9/23/2021
First Interstate BancSystem, Inc.	Great Western Bancorp, Inc.	9/16/2021
Citizens Financial Group, Inc.	Investors Bancorp, Inc.	7/28/2021
Old National Bancorp	First Midwest Bancorp, Inc.	6/1/2021
New York Community Bancorp, Inc.	Flagstar Bancorp, Inc.	4/26/2021
Independent Bank Corp.	Meridian Bancorp, Inc.	4/22/2021
BancorpSouth Bank	Cadence Bancorporation	4/12/2021

The disclosure on page 90 of the Joint Proxy Statement/Prospectus under the section “The Mergers — Opinion of Pacific Premier’s Financial Advisor” is hereby supplemented by adding the following paragraph below the bottom table:

The low and high price-to-tangible book value multiples of the selected transactions in the “Selected Transactions Analysis” were 1.00x and 1.84x, respectively, the low and high pay-to-trade ratios of the selected transactions were 0.55x and 1.19x, respectively, the low and high price-to-LTM Core EPS of the selected transactions were 3.9x and 20.3x, respectively, the low and high price-to-FWD EPS of the selected transactions were 9.3x and

15.6x, respectively, and the low and high core deposit premiums of the selected transactions were 0.0% and 8.7%, respectively. For the 13 selected transactions in which the acquired company was publicly traded, the low and high one-day market premiums of the selected transactions were 1.0% and 28.9%, respectively.

The disclosure on page 91 of the Joint Proxy Statement/Prospectus under the section “The Mergers — Opinion of Pacific Premier’s Financial Advisor” is hereby supplemented by amending and restating the second and third to last sentences of the last full paragraph as follows:

This analysis indicated the mergers could be accretive to Columbia’s estimated 2026 EPS and 2027 EPS by 14.1% and 15.2%, respectively, and could be dilutive to Columbia’s estimated tangible book value per share at closing, assumed as of December 31, 2025, by 7.4%. The analysis also indicated that, based on Columbia’s projected pro forma financial results attributable to a share of Pacific Premier common stock using the 0.9150 exchange ratio provided for in the merger agreement, the mergers could be accretive relative to Pacific Premier’s estimated 2026 EPS and estimated 2027 EPS by 84.1% and 66.5%, respectively, and could be dilutive relative to Pacific Premier’s estimated tangible book value per share at closing assumed as of December 31, 2025, by 23.2%.

The disclosure on pages 92 and 93 of the Joint Proxy Statement/Prospectus under the section “The Mergers — Opinion of Pacific Premier’s Financial Advisor” is hereby supplemented by adding the following sentence between the first and second sentence in the paragraph beginning on page 92 and ending on page 93:

The range of discount rates of 12.5% to 14.5% assumed in each of the “Pacific Premier Dividend Discount Model Analysis,” the “Columbia Dividend Discount Model Analysis” and the “Illustrative Pro Forma Combined Dividend Discount Model Analysis” were selected by taking into account capital asset pricing model implied cost of capital calculations.

The disclosure on pages 93 of the Joint Proxy Statement/Prospectus under the section “The Mergers — Opinion of PPBI’s Financial Advisor” is hereby supplemented by amending and restating the first sentence of the second full paragraph on page 93 as follows:

Pursuant to the KBW engagement agreement, Pacific Premier agreed to pay KBW a cash fee equal to 1.10% of the aggregate merger consideration, which is currently estimated to be approximately $22.5 million, $2,000,000 of which became payable to KBW with the rendering of KBW’s opinion (regardless of the conclusion reached in KBW’s opinion) and the balance of which is contingent upon the closing of the merger.

FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed business combination transaction between Columbia and Pacific Premier , the plans, objectives, expectations and intentions of Columbia and Pacific Premier, the expected timing of completion of the Proposed Transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “believe,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995.

Although there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; uncertainty in U.S. fiscal, monetary and trade policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, continued or renewed inflation, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; the impact of bank failures or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; competitive pressures among financial institutions and nontraditional providers of financial services, including on product pricing and services; concentrations within Columbia’s or Pacific Premier’s loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the success, impact, and timing of Columbia’s and Pacific Premier’s respective business strategies, including market acceptance of any new products or services and Columbia’s and Pacific Premier’s ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Columbia and Pacific Premier are parties; the outcome of any legal proceedings that may be instituted against Columbia or Pacific Premier; delays in completing the Proposed Transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Proposed Transaction); the failure to obtain shareholder or stockholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the Proposed Transaction on a timely basis or at all; changes in Columbia’s or Pacific Premier’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the Proposed Transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Columbia and Pacific Premier do business; certain restrictions during the pendency of the Proposed Transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the Proposed Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Proposed Transaction; the ability to complete the Proposed Transaction and integration of Columbia and Pacific Premier promptly and successfully; the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the Proposed Transaction; and other factors that may affect the future results of Columbia and Pacific Premier. Additional factors that could cause results to differ materially from those described above can be found in Columbia’s Registration Statement on Form S-4, its Annual Report on Form 10-K for the year ended December 31, 2024 and its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2025, which are on file with the SEC and available on Columbia’s investor relations website, www.columbiabankingsystem.com, under the heading “SEC Filings,” and in other documents Columbia files with the SEC, and in Pacific Premier’s Annual Report on Form 10-K for the year ended December 31, 2024 and its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2025, which are on file with the SEC and available on Pacific Premier’s website, www.investors.ppbi.com, under the heading “SEC Filings” and in other documents Pacific Premier files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Columbia nor Pacific Premier assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Proposed Transaction, Columbia filed with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement of Columbia and Pacific Premier and a Prospectus of Columbia, which the SEC declared effective June 16, 2025. Columbia and Pacific Premier commenced mailing of the definitive Joint Proxy Statement/Prospectus to Columbia’s shareholders and Pacific Premier’s stockholders seeking certain approvals related to the Proposed Transaction on or about June 17, 2025. Columbia and Pacific Premier may also file other relevant documents concerning the Proposed Transaction with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS, COLUMBIA SHAREHOLDERS AND PACIFIC PREMIER STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AS WELL AS THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Shareholders or stockholders, as applicable, can obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about the Proposed Transaction, Columbia and Pacific Premier, without charge, at the SEC’s website, www.sec.gov. Copies of these documents and the filings with the SEC incorporated by reference in these documents can also be obtained, without charge, by directing a request to Columbia Banking System, Inc., Attention: Investor Relations, 1301 A Street, Tacoma, WA 98402-4200, (503) 727-4100 or to Pacific Premier Bancorp, Inc., Attention: Corporate Secretary, 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, (949) 864-8000.

PARTICIPANTS IN THE SOLICITATION

Columbia, Pacific Premier, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Columbia shareholders or Pacific Premier stockholders in connection with the Proposed Transaction under the rules of the SEC. Information regarding Columbia’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Columbia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February  25, 2025 (available here); in the sections entitled “Board Structure and Compensation,” “Compensation Discussion and Analysis,” “Compensation Tables,” “Information about Executive Officers,” “Beneficial Ownership of Directors and Executive Officers” and “Certain Relationships and Related Transactions” in Columbia’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April  3, 2025 (available here); and other documents filed by Columbia with the SEC. Information regarding Pacific Premier’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Pacific Premier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February  28, 2025 (available here); in the sections entitled “Compensation of Non-Employee Directors,” “Security Ownership of Directors and Executive Officers,” “Certain Relationships and Related Transactions,” “Summary Compensation Table,” “Employment Agreements, Salary Continuation Plans, Severance, and Change-in-Control Payments,” and “Summary of Potential Termination Payments” in Pacific Premier’s definitive proxy statement relating to its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April  7, 2025 (available here); and other documents filed by Pacific Premier with the SEC. To the extent holdings of Columbia common stock by the directors and executive officers of Columbia or holdings of Pacific Premier common stock by directors and executive officers of Pacific Premier have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy Statement/Prospectus relating to the Proposed Transaction. Free copies of this document may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COLUMBIA BANKING SYSTEM, INC.

Date: July 11, 2025	/s/ Ronald L. Farnsworth
	Name:	Ronald L. Farnsworth
	Title:	Executive Vice President and Chief Financial Officer